Exhibit 99.4

SCAILEX CORPORATION LTD.

PRO FORMA REPORT

AT SEPTEMBER 30, 2008

SCAILEX CORPORATION LTD.

Condensed consolidated pro forma reports

	Period of nine months ended September 30		Period of three months ended September 30		Year ended December 31
	2008	2007	2008	2007	2007
	NIS in Thousands

Income	406,683	343,776	143,324	129,708	530,927
Cost of income	(312,867)	(263,995)	(107,629)	(98,391)	(408,453)

Gross profit	93,816	79,781	35,695	31,317	122,474

Sale and marketing expenses	(35,362)	(33,788)	(13,145)	(11,068)	(45,988)
General and administrative expenses	(43,075)	(32,425)	(11,010)	(11,417)	(50,598)
Other expenses	308,892	640	(79)	21	43,758

Operating profit	324,271	14,208	11,461	8,853	69,646

Financing income	27,957	36,614	16,466	10,470	50,516
Financing expenses	(4,743)	(14,294)	(2,542)	(11,906)	(29,530)

Financial income (expenses), net	23,214	22,320	13,924	(1,436)	20,986

Income before taxes on income	347,485	36,528	25,385	7,417	90,632
Tax benefit (taxes on income)	(959)	25,818	-	293	25,638

Net income from continuing operations	487,802	62,346	25,385	7,710	116,270
Net income (loss) from discontinued operations	10,769	(908)	(147)	(2,253)	5,503

Net income for the period	357,295	61,438	25,238	5,457	121,773

Attributed to:
Company shareholders	354,502	75,981	25,245	19,463	137,679
Minority shareholders	2,793	(14,543)	(7)	(14,006)	(15,906)

	357,295	61,438	25,238	5,457	121,773

Earnings per share for the Company shareholders (NIS):
Basic:
From continuing operations	12.81	1.63	0.67	0.20	3.05
From discontinuing operations	0.21	(0.02)	(0.0)	(0.06)	0.14

	13.02	1.61	0.67	0.14	3.19

Number of shares (in thousands)	30,090	38,200	37,820	38,200	38,164

Note 1 – Description of the pro forma event and the presentation basis

a.	General

The Pro Forma Financial Statements are prepared in conformance with the provisions of regulation 9.a. of the Securities Regulations (Financial Statements and Immediate Reports), 5730 – 1970.

b.	The pro forma event

On September 29, 2008, the Company purchased the end-equipment operations and the retail cellular operations (“the Cellular Operations”) of Suny, which was transacted through Suny’s subsidiaries, Suny Telecom (1994) Ltd. (“Suny Telecom”) and Dyn Dynamic Ltd. (“Dynamica”). In consideration for the purchase of the Cellular Operations, the Company paid the inclusive sum of NIS 255.8 million. The purchase price was determined pursuant to a valuation of the operations being acquired, which was based on the total assets and liabilities being transferred, as presented in the Financial Statements of the subsidiaries as on June 30, 2008 (“the Capital Being Transferred”). The determinant Capital Being Transferred is the Capital Being Transferred as on the transaction closing date, and the consideration for the purchase of the Operations was updated, according to its value on this date, to the inclusive sum of approximately NIS 243.8 million.

c.	The pro forma assumptions

The pro forma data were prepared on the basis of the financial data of the Company, Suny Telecom and Dynamica. The pro forma data reflect the consolidated operating results had the operations been purchased on January 1, 2007.

Note 2 – Pro forma adjustments

a.	Purchase value

The book value of the assets acquired, according to the books of Suny Telecom and Dynamica as on September 29, 2008, is NIS 78,133 thousands.

b.	Purchase Price Allocation

Pursuant to acquisition accounting, the purchase cost is allocated to the tangible assets and the intangible assets being acquired and to liabilities that the buyer is assuming, based on their fair value valuations. The Company determined, temporarily, that the fair value of certain assets and liabilities shall be the same as their book value. External experts will be used to perform valuations of the assets and liabilities for the purpose of allocating the final purchase cost. Based on the initial valuations, the purchase value shall be allocated in the following manner:

	September 29, 2008	Additional value	Allocation of the purchase price

Inventories	27,050		27,050
Other tangible assets	124,146	-	124,146
Goodwill	-	165,665	165,665
Liabilities	(73,063)	-	(73,063)

T o t a l	78,133	165,665	243,798

The purchase price allocation presented in this unaudited summary Pro Forma Statement is based on the initial valuations of the tangible and intangible assets, as described above. The final valuations and any updating of the preliminary interim valuations may differ from the initial valuations. Consequently, for the purpose of the final purchase price allocation, the sums that changed in relation to the purchase price allocation presented in these statements will have to be reclassified. Any material change in the valuations and the purchase cost allocation will have a material impact on the Company’s depreciation and amortization expenses, on this Pro Forma Statement and on the data in the Company’s Statement of Operations subsequent to the purchase transaction.

c.	Intercompany transactions were neutralized for the purpose of the consolidation.